UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

August 19, 2016

Date of Report (Date of earliest event reported)

Rovi Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-37764	26-1739297
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. employer identification number)

Two Circle Star Way

San Carlos, California 94070

(Address of principal executive offices, including zip code)

(408) 562-8400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	Other Events

Rovi Corporation (“Rovi”) announced today that it has entered into a 10-year patent license agreement with DISH Network L.L.C. (“DISH”). Under the license agreement, DISH will pay Rovi for the period beginning on April 5, 2016 based upon on a monthly, per-subscriber fee, consistent with Rovi’s existing licensing program for its largest Pay-TV providers. The patent license agreement between Rovi and DISH is subject to certain contingencies relating to the closing of Rovi’s previously announced acquisition of TiVo Inc. (“TiVo”), which we expect to become effective on September 7, 2016, subject to obtaining the approval of the TiVo and Rovi stockholders and satisfaction of other customary closing conditions.

In addition, and also conditioned upon the effectiveness of the patent license agreement, DISH has agreed to provide TiVo with a release for all past products and a going-forward covenant not-to-sue under DISH’s existing patents during the 10-year license term in exchange for TiVo providing DISH certain TiVo products during the term and cash payments by TiVo to DISH of $60 million in the aggregate over the next year. The TiVo release and covenant transaction will be recorded as a contra to revenue over the license term in the combined Rovi and TiVo company’s financial statements.

Rovi and EchoStar Corporation have not entered into a separate license agreement for their respective patents at this time. No changes have been made to the prior, existing patent settlement between EchoStar, DISH Network Corporation, and TiVo, and the final payment due under that settlement in July 2017 shall remain payable to TiVo.

Based on the pendency of the closing of the acquisition of TiVo and the conditionality of the license thereon, Rovi intends to provide FY 2016 estimates for the combined companies during its next regularly scheduled earnings conference call.

A copy of the press release announcing the patent license agreement is included herein as Exhibit 99.1 to this report. The press release is incorporated herein by reference and the foregoing description is qualified in its entirety by reference to the press release.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

All statements contained herein that are not statements of historical fact, including statements that use the words “believe”, “plan”, “will” or “is expected to,” or similar words that describe Rovi Corporation’s or its management’s future plans, objectives or goals, are “forward-looking statements” and are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. A number of factors could cause Rovi’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the closing of the transaction, including due to failure to satisfy or delay in satisfying the conditions to such closing; and 2) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction; 3) general economic and market conditions; and 4) evolving legal and regulatory regimes. Such factors are further addressed in Rovi Corporation’s most recent report on Form 10-Q for the period ended June 30, 2016, and such other documents as are filed with the Securities and Exchange Commission from time to time (available at www.sec.gov). Rovi Corporation assumes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, Titan Technologies Corporation or TiVo. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent have filed relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that contains a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the definitive joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on May 27, 2016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the Form S-4 and the definitive joint proxy statement/prospectus that Parent has filed with the Securities and Exchange Commission. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.

ITEM 9.01	Financial Statements and Exhibits

The following exhibits are furnished with this report on Form 8-K:

Exhibit Number	Description

99.1	Press release dated August 22, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rovi Corporation
(Registrant)

Date: August 22, 2016	By:	/s/ Pamela Sergeeff
Pamela Sergeeff EVP and General Counsel